Exhibit 1

                   AMENDMENT TO RESTATED MANAGEMENT AGREEMENT

                  This Amendment to the Restated Management Agreement is made as of 12 day of October, 2004, by and between Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), and Scandic American Shipping Ltd., a Bermuda company ("Scandic").

                              W I T N E S S E T H:
                              - - - - - - - - - -

                  WHEREAS, the Company and Scandic are parties to a management agreement restated as of June 30, 2004 (the "Restated Management Agreement"); and

                  WHEREAS, the Restated Management Agreement provides, inter alia, that Scandic shall receive a commission equal to 1.25% of the gross freight earned on chartering of the Company's vessels, as more fully set forth in Clause 5(b) of the Restated Management Agreement;

                  WHEREAS, the Company and Scandic have agreed to amend Clause 5(b) of the Restated Management Agreement in order to delete the right of Scandic to receive such commission, and to provide in exchange therefor, that the Company shall issue to Scandic that number of common shares equal to 2% of the Company's total outstanding common shares, subject to dilution protection and restrictions on transferability.

                  NOW, THEREFORE, the parties hereby agreed as follows:

          1. Clause 5(b) of the Restated Management Agreement is hereby amended to delete the following sentence:

               "Scandic shall attempt to recharter the original three Vessels on an arms-length basis upon such terms as Scandic in its discretion, deems appropriate, subject to the Board's approval. Scandic shall receive a commission equal to 1.25% of the gross freight earned on the rechartering of the Vessel in the spot market or from any time or other period charter employment for such Vessels and any additional Vessels that the Company and/or any subsidiary of the Company may own, acquire or control from time to time, including any time charter, bareboat charter, voyage charter, contract of affreightment or pool participation."

          2.   The following is added as Clause 5(c) of the Restated Management
Agreement:

               "The Company shall issue to Scandic 194,132 common shares of the Company, equivalent to 2% of the Company's total outstanding common shares as of the date hereof, as promptly as practicable thereafter, in exchange for a payment by Scandic to the Company of $1,941.32. In the event the Company shall issue additional common shares to any third party or parties (a "Third Party Issuance"), the Company shall also issue that number of the additional common shares to the Manager such that the number of shares issued to the Manager pursuant to this Management Agreement shall equal 2% of the Company's total outstanding common shares after taking into account such Third Party Issuance. The common shares issued to the Manager pursuant to this Agreement may not be transferred for a period of three years from their date of issuance and shall not be registered with the SEC. The certificates for such common shares shall bear appropriate restrictive legends to such effect."

               IN WITNESS WHEREOF, the undersigned have executed this Amendment to the Restated Management Agreement as of the date first above written.


                                                NORDIC AMERICAN TANKER
                                                  SHIPPING LIMITED


                                                By
                                                   /s/_Herbjorn Hansson
                                                         ----------------------
                                                   Name: Herbjorn Hansson
                                                   Title: President and Chief
                                                          Executive Officer

                                                Scandic American Shipping Ltd.


                                                By
                                                   /s/_Herbjorn Hansson________
                                                   Name: Herbjorn Hansson
                                                   Title: Director
01318.0002 #521656